UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 28, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Triangle Pharmaceuticals, Inc.
File No. 333-11793 and 000-21589

Gilead Sciences, Inc.
File No. 000-19731

CF#32602

_____

Gilead Sciences, Inc. (successor to Triangle Pharmaceuticals, Inc.) submitted an application under Rule 406 and Rule 24b-2 requesting extensions of prior grants of confidential treatment for information Triangle Pharmaceuticals, Inc. excluded from the Exhibits to a Form S-1 filed on September 25, 1996 and a Form 10-Q filed on November 14, 2000. Gilead Sciences, Inc. also requested under Rule 24b-2 extensions of prior grants of confidential treatment for information they excluded from the Exhibits to Forms 10-Q filed on May 15, 2003 and November 4, 2005.

Based on representations by Gilead Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.22	S-1	September 11, 1996	through July 21, 2020
10.2	10-Q	November 14, 2000	through July 21, 2020
10.64	10-Q	May 15, 2003	through July 21, 2020
10.2	10-Q	November 4, 2005	through July 21, 2020
10.3	10-Q	November 4, 2005	through July 21, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary